Exhibit 99.1

Siyata Mobile

Q2 2024 Conference Call

Friday, August 16, 2024

8:30 AM ET

Operator: Good morning, ladies and gentlemen, and welcome to the Siyata Mobile Q2 2024 Conference Call. All lines are in a listen-only mode. This call is being recorded on Friday, August 16, 2024.

I would now like to turn the conference over to Glenn Kennedy, Vice President of International Sales. Please go ahead.

Glenn Kennedy: Thank you for joining the Siyata Mobile second quarter 2024 conference call. Today, I’m joined by our CEO, Marc Seelenfreund.

During this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future product offerings, the belief that we are on the path for strong organic growth, the goal to deliver strong year-over-year revenue growth and reach profitability in the coming quarters, the belief that we will continue to see strong sales in all of our product lines and across our various markets, and the timing and sale of our rugged handsets to North American and international carriers.

Such forward-looking statements are based on the company’s current expectations and assumptions regarding its business, the economy and other future conditions. Because forward-looking statements relate to the future, they are not statements of historical fact and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.

The company’s actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. The company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements contained in this presentation are subject to other risks and uncertainties, including those discussed in the Risk Factors section and elsewhere in the company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

Now I’d like to turn the call over to Marc.

Marc Seelenfreund: Thank you, Glenn. Good morning and thank you for joining the call.

In the second quarter of 2024 ended June 30, revenue was $1.9 million, which is a $0.8 million decrease compared to $2.7 million in Q2 2023. This decrease was primarily due to working capital constraints which we believe was a short-term challenge that we addressed with our recent capital raises. Demand from our wireless carriers and distributors remains strong and we currently have an order backlog of over $7 million giving us strong visibility into the third and fourth quarters. We expect revenue in Q3 2024 will be significantly higher than Q2 2024 revenue and our goal for 2024 revenue is to have high double digit growth. As we scale our business aggressively, our order backlog may likely be inconsistent and perhaps lumpy at times due to the purchasing behavior of our customers. Therefore, we do not intend to disclose our backlog quarter to quarter. Having said that, we are extremely excited with our sales for the remaining half of 2024 as we are now seeing tangible, rapid adoption of our unique PTT product portfolio across our various sales channels.

With our North American wireless carrier partners, we are currently in an SD7 stocked position with AT&T, Verizon, UScellular, and Bell Mobility in Canada, and we also continue to sell in a non-stocked position to T-Mobile. Just as important, our sales reach beyond emergency services to include school safety, healthcare, utilities, hospitality and enterprise use cases among others. Therefore, we remain optimistic that 2024 will be a strong sales growth year for Siyata, compared to 2023.

For the remaining Q2 2024 financial metrics, gross margin percentage for Q2 2024 was 10.4% vs 29.7% in Q2 2023. Gross margin dollars decreased from $0.8 million to $0.2 million, a $0.6 million negative variance. The decrease in gross margin was primarily due to a one-time, heavily discounted transaction with an international reseller, which we believe will help our revenue in the second half of 2024. SG&A expenses are $4.0 million in Q2 2024 vs $2.7 million in Q2 2023. An increase of $1.3 million. This increase in SG&A was primarily due to marketing expenses related to investor awareness.

Adjusted EBITDA for Q2 2024 was Negative $3.8 million compared to negative $2.0 million in Q2 2023, a $1.8 million negative variance in EBITDA.  Working capital as of June 30, 2024 was negative $8.3 million versus $1.3 million as of December 31, 2023, a $7.0 million decrease in working capital.

Removing both the non cash warrant and preferred share liabilities classified as current liabilities, the working capital at June 30, 2024 would have been $2.5 million and at December 31, 2024 would have been $1.5 million.

For the six months ended June 30, 2024, total revenue was $4.2 million, compared to $4.5 million in the same period of 2023, which is a negative variance of $300k. Gross Margin dollars were $1.1 million in 2024 compared to $1.3 million in the same period of 2023, which is a negative variance of $0.2 million. The decreased gross margin was again primarily due to a one-time, heavily discounted transaction that was sold internationally to a reseller, which we believe will help our revenue in the second half of 2024. Finally, the gross margin percentage was 25.0% in 2024, compared to 28.8% in the same period of 2023, a decrease of 3.8%.

Turning to significant business highlights, we are pleased to report that in addition to our strong backlog and our improved stocked positions with four North American carriers, we now have our SD7 Handset integrated with another leading global Push-to-Talk application called Zello, and we expect more applications will be announced in the future. This integration has already led to meaningful sales with multiple new sales opportunities in the works.

Also of note, we are in discussions with our business partners about new product launches, which we expect to announce in the coming months and will have a significant positive impact on our revenue in 2025 and beyond.

We recently expanded our sales team with the hiring of Bob Escalle as our VP of Public Safety. Bob previously served as the Director of Product Development at Samsung’s Mission Critical Push-to-Talk team. In the brief time that Bob has been at Siyata, he has already helped us to sharpen our product strategy and develop new sales opportunities. We are excited to have a person of his caliber on our team.

We are just beginning to see the rapid adoption of our disruptive solutions and as the displacement of land mobile radio by push-to-talk-over-cellular continues to progress, this should drive meaningful growth for our innovative products. We stand by our previously stated goal of strong revenue growth with the goal of profitability in the coming quarters. We will file our second quarter 2024 financial results with the SEC on Form 6-K and urge our listeners to access them from the SEC’s website -- search for Siyata Mobile.

That concludes our remarks. If you have any questions, please email them to SYTA@Haydenir.com. Thank you.